FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

FURNISHED PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

8 July 2005

BRITISH AIRWAYS Plc

(Registrant's Name)

Waterside HBA3,

PO Box 365

Harmondsworth UB7 0GB

United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1)

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organised (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

CONTENTS

AIRLINE REPORTS UNDER IFRS - 4 July 2005

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

BRITISH AIRWAYS Plc

By: /s/_______________________________
Name: Alan Buchanan
Title: Company Secretary
Date 8 July 2005

INDEX TO EXHIBITS

Exhibit No.	Description

1.	AIRLINE REPORTS UNDER IFRS - 4 July 2005

AIRLINE REPORTS UNDER IFRS

British Airways today (July 4) releases financial information prepared under International Financial Reporting Standards (IFRS) for the year ended March 31, 2005 and explains the impact of the adoption of IFRS on these results.

Under IFRS, the airline's operating profit for the year ended March 31, 2005 increased from £540 million under UK GAAP to £556 million and profit before tax increased from £415 million to £513 million.

British Airways' chief financial officer, John Rishton, said: "The impacts of new accounting rules on our income statement are minor. However, there will be a significant impact on our balance sheet.

"Net assets under IFRS, at March 31, 2005 are reduced by £1.3 billion to £1.4 billion, mainly due to moving the pension deficit on to the balance sheet. It was previously fully disclosed as a Note to the Report and Accounts."

The adoption of IFRS represents an accounting change only, and does not affect the underlying operation of the business or the airline's cash flows for 2004/05.

ends

Notes to editors:

  For all periods up to and including March 2005, British Airways has previously prepared its Group financial statements under UK Generally Accepted Accounting Practice (UK GAAP).

  In accordance with EU regulations, the Group is required to adopt IFRS from 1 April 2005 and prepare its Group financial statements on an IFRS basis.

  The Group's first Report and Accounts prepared under IFRS accounting policies will be for the period ending March 31, 2006 and the first quarterly summary financial statements will be released for the period ending June 30, 2005.

  As allowed under IFRS 1 'First time adoption of International Financial Reporting Standards' standards IAS 32 and 39 on Financial Instruments will be adopted from 1 April 2005.

  The full detail of all the changes is available at bashares.com.

Release of financial information for 2004/05 under International Financial Reporting Standards

Contents

  Introduction
  Summary impact
  Presentation
  Review of main changes
  International Financial Reporting Standards consolidated financial information
  Income statement for the year ended March 31, 2005
  Balance sheet as at April 1, 2004 (opening balance sheet)
  Balance sheet as at March 31, 2005 (closing balance sheet)

Appendices

  Basis of preparation
  Accounting policies
  Quarterly reconciliations of income and equity
  Ernst & Young audit report

1 Introduction

British Airways plc currently prepares its consolidated financial statements under UK Generally Accepted Accounting Practice (UK GAAP). Following Regulation No. 1606/2002 passed by the European Parliament in 2002, all listed EU companies are required to prepare consolidated financial statements in accordance with International Financial Reporting Standards (IFRS) for accounting periods beginning on or after January 1, 2005.

The Group's first Report and Accounts prepared under IFRS accounting policies will be for the period ending March 31, 2006 and the first quarterly summary financial statements will be released for the period ending June 30, 2005.

The purpose of this document is to explain the accounting policy changes arising from the adoption of IFRS and their impact on the financial statements for the period ended March 31, 2005.

The financial information presented in this document has been prepared on the basis of those International Financial Reporting Standards, International Accounting Standards, and International Financial Reporting Interpretations Committee (IFRIC) and Standard Interpretations Committee (SIC) interpretations that are expected to be applicable to 2005/06 financial reporting. These are subject to ongoing review and endorsement by the European Commission, whilst the application of the standards continues to be subject to interpretation by IFRIC as well as emerging industry consensus. As a consequence, further adjustments to the accounting policies and treatments may need to be made in the first complete set of IFRS financial statements for 2005/06.

2 Summary Impact

£m	2004/05
	UK GAAP	IFRS	Variance H/(L)%
Turnover	7,813	7,772	(41)	(0.5)
Operating profit	540	556	16	3.0
Operating margin (pts)	6.9	7.2	0.3

Profit before tax	415	513	98	23.6
Earnings per share	23.4p	35.2p	11.8

Net assets *	2,684	1,397	(1,287)	(48.0)

Reserves **	2,220	940	(1,280)	(57.7)

Gearing	52.1%	67.7%	15.6pts

* at 31/03/05

** Under IFRS, there are no distributable reserves as £1,043m of the reserves balance relates to share premium and revaluation reserves.

The adoption of IFRS represents an accounting change only, and does not affect the ongoing operations, or cash flows of the Group for 2004/05. There are some items that might impact the timing of tax cash flows in the future.

3 Presentation

Section 5 of this report, and Appendix 3, contain reconciliations to assist in understanding the nature and value of the differences between UK GAAP and IFRS. Section 5 presents the balance sheets on transition at April 1, 2004 and at March 31, 2005 together with the income statement for the year to March 31, 2005, and Appendix 3 also contains quarterly reconciliations.

The financial information is in IFRS format, and reflects a number of differences in presentation between UK GAAP and IFRS including;

  The disclosure of realised currency differences separately in the income statement;
  The disclosure of certain assets and liabilities on a gross as opposed to a net basis.

As allowed under IFRS 1, IAS 32 and IAS 39 will be adopted from April 1, 2005 and as a consequence certain presentational changes will be made to the financial statements. The Group's perpetual preferred securities currently shown as a non-equity minority interest will be treated as equity under IAS 32. From 2005/06, the ineffective portion of gains and losses on fuel derivative hedges will be disclosed separately in the income statement and operating margin will be calculated excluding such gains and losses.

The IFRS cash flow statement will explain the change in cash and cash equivalents rather than purely cash as under UK GAAP. Cash and cash equivalents under IFRS comprise cash and short-term liquid investments. In addition, the format of the cash flow statement will change, with cash flows being categorised as operating, investing, or funding.

4 Review of main changes

This section describes the most significant changes arising from transition to IFRS, with reference to the financial information in Section 5.

IAS 19 - Employee Benefits (a)

Post employment benefits

Under UK GAAP we apply the measurement and recognition requirements of SSAP 24 to accounting for pensions and post-retirement benefits in our financial statements, whilst providing disclosures under FRS 17.

IAS 19 takes a balance sheet approach to accounting for defined benefit schemes, similar to FRS 17. Therefore, on transition, the deficit, similar to that previously disclosed under FRS 17, has been recognised in the balance sheet. At April 1, 2004, this results in a total reduction in net assets of £1.2 billion. This represents a pre-tax net deficit of £1.7 billion partially offset by the associated deferred tax asset of £0.5 billion.

Going forward we are electing to apply the 'corridor' treatment under IAS 19. The impact will be that actuarial gains and losses are only recognised to the extent that they exceed 10 per cent of the greater of the scheme assets or liabilities, and in that case are spread over the remaining average service lives of employees. Therefore, the net actuarial losses on the pension schemes for 2004/05 of £0.3 billion (after tax) has not been recognised.

The impact on pre-tax income for 2004/05 from the adoption of IAS 19 is an increase of £16 million, representing a reduction of £45 million in operating costs, partially offset by an increase of £29 million in financing charges.

Other Employee Benefits

Under UK GAAP, no provision is currently made for annual leave accrued. Under IAS 19, the expected cost of compensated short-term absences should be recognised at the time the related service is provided. As a result, on transition to IFRS a provision of £9 million has been recognised net of deferred tax. The impact on pre-tax income for 2004/05 is a reduction of £1 million.

IAS 18 - Revenue Recognition (b)

The Group receives revenue from the sale of mileage credits to third parties, including BA Miles that are managed through the Executive Club frequent flyer programme and Airmiles that are managed through the wholly owned subsidiary Airmiles Travel Promotions Limited. Under UK GAAP, revenue from the sale of miles is recognised on issue of the mile, with a provision made under FRS 12 for the incremental cost of providing the service on redemption of the mile.

IAS 18 is more prescriptive about the point at which revenue is recognised. Under IAS 18, the fair value of the miles sold is deferred and recognised on redemption of the mileage credit. The cost of providing free redemption services is recognised when the miles are redeemed. On transition this will result in a reduction in net assets of £167 million.

The impact on pre-tax income for 2004/05 is a reduction of £31 million, reflecting £41 million of revenue deferred, partially offset by a £10 million reduction in cost no longer provided.

IAS 16 - Property Plant and Equipment (c)

IAS 16 is focused on the balance sheet cost in prescribing the level at which parts should be determined; in particular it requires that each part of property, plant and equipment that has a cost that is significant in relation to the overall cost of the item should be depreciated separately. Under UK GAAP, the emphasis is on the income statement depreciation charge in determining the asset components.

Under UK GAAP, the cost of major engine overhaul is expensed to the income statement. Under IAS 16, major engine overhaul will be treated as a separate asset component with the cost capitalised and depreciated over the period to the next major overhaul.

On transition this will result in a reduction in net assets of £27 million. The reduction results from the years preceding transition to IFRS which saw a lower level of engine overhaul expense required to be capitalised than would occur during a normal engine overhaul cycle. The pre-tax impact on the income statement for 2004/05 is a credit of £28 million reflecting a reduction in engineering costs of £70 million partially offset by an increase in depreciation costs.

IFRS 2 - Share-Based Payments (d)

Under UK GAAP, the Group was either exempt from recognising the cost of providing share options to employees or the cost was measured at zero in the income statement. IFRS 2 requires a charge to be made to the income statement. The expense is calculated as the fair value of the award on the date of grant and is recognised over the vesting period of the scheme. A binomial lattice model has been used to calculate the fair value of options on their grant date. The Group has applied the provisions of IFRS 2 only to awards made after November 7, 2002, an option allowed on transition by IFRS 1.

In 2004/05 application of IFRS 2 results in a pre-tax charge to the income statement of £8 million.

IAS 21 - Changes in Foreign Exchange Rates (e)

Under UK GAAP, certain US Dollar-denominated assets and liabilities are treated as a foreign operation ('Branch') with US Dollar as its functional currency. Exchange movements are therefore taken to reserves rather than through the income statement.

IAS 21 provides additional criteria to allow the functional currency of a foreign operation to be determined. If the functional currency is deemed to be the same as for the parent, then exchange movements on retranslation of monetary items are taken through the income statement.

As a result, in the 2004/05 financial statements, the exchange movements on retranslation of US Dollar liabilities previously taken in the Branch are taken through the income statement resulting in a charge of £7 million to operating expenditure (relating to working capital balances) and a credit of £23 million to financing costs (debt retranslation). In addition, the unwinding of cumulative exchange differences on Branch assets, previously taken to reserves, results in an increase in net assets of £152 million and an increase in depreciation costs of £13 million at transition. On the basis that the debt will be designated as a hedge of future revenue as allowed by IAS 39, from April 1, 2005, to the extent that the hedge is effective, the debt retranslation relating to aircraft will be taken to reserves rather than to the income statement.

IFRS 3 - Goodwill arising on Business Combinations (f)

Under UK GAAP, goodwill arising on the acquisition of businesses is amortised over a period not exceeding 20 years. The provisions of IFRS 3 - 'Business Combinations' have been applied prospectively from April 1, 1999. IFRS 3 prohibits the amortisation of goodwill, requiring instead that an annual test for impairment is carried out. As a result, amortisation charges reduce by £4 million in 2004/05.

IFRS 3 requires that an intangible asset acquired under a business combination should be recognised separately from goodwill if it is probable that future economic benefits will flow from the asset and its cost can be measured reliably. As a result £22 million of landing rights acquired with businesses since April 1, 1999 and previously classified as goodwill have been reclassified on transition.

IAS 38 - Intangible Assets (f)

IAS 38 results in £12 million of IT software that is distinct from any associated hardware being reclassified from tangible assets to intangible assets on transition.

IFRS 5 - Assets Held for Resale (g)

Under IFRS 5, an asset should be measured at market value and reclassified as an asset held for sale once a decision is made for the asset to be sold and it is made available for sale. This results in a loss of £3 million being recognised in the transition balance sheet rather than Quarter 1 of 2004/05.

IAS 28 - Associates (h)

The results of the Group's associated undertakings, consolidated using the equity method, should be included under the same accounting policies as those applied by the Group. As a result the carrying value of the associated undertakings has been reduced by £58 million in the transition balance sheet, principally in respect of deferral of frequent flyer revenue and accrual for employee benefit obligations. The impact on the 2004/05 income statement is not material.

In future periods, the results of associated undertakings will be presented on a post-tax basis and as result the pre-tax results for 2004/05 will reduce by £14 million offset by an equivalent reduction in the tax charge for the year.

IFRS 1 - Impact on disposal of Qantas (i)

Under UK GAAP, the reported loss on disposal of our share of Qantas was £11 million. IFRS impacts both the valuation of the net assets of Qantas prior to disposal and the basis on which any gain or loss on disposal is calculated. Under IFRS, the disposal of Qantas results in a £97 million improvement in the income statement for 2004/05, reflecting a £59 million decrease in the net assets of Qantas (see (h) above), and the reversal of the requirement to write back goodwill previously written off to reserves of £59 million, partially offset by the write off of exchange gains arising on the investment since April 1, 2004 of £21 million.

IAS 12 - Income Taxes (j)

Under UK GAAP, deferred tax was provided on timing differences that had originated, but had not reversed, before the balance sheet date. Under IAS 12, deferred tax is provided on temporary differences based upon the future recovery or settlement of assets and liabilities recognised in the balance sheet. As a result of implementing IAS 12, an additional deferred tax liability of £94 million has been provided on transition. The impact on the tax charge for 2004/05 from the adoption of IAS 12 is a credit of £14 million. In addition, deferred tax has been provided on other IFRS accounting policy changes resulting in an additional deferred tax asset of £505 million relating to pensions and £9 million relating to other adjustments.

IAS 39 - Financial Instruments - Recognition and Measurement

Under UK GAAP, British Airways deferred gains or losses on hedges of revenues or operating payments, recognising them in the income statement only when they crystallised.

As allowed under IFRS 1, IAS 32 and IAS 39 will be adopted from April 1, 2005. Under IFRS, the fair value of derivatives will be measured and any adjustments to fair value accounted for on the balance sheet. We expect to meet the IAS 39 criteria for adopting hedge accounting which will result in the effective element of the cumulative movement in value of most derivatives being taken to reserves and the ineffective element to income statement, resulting in some volatility. Certain financial assets and financial liabilities, including certain trade investments, will also be measured at fair value with changes taken to the income statement.

The adoption of IAS 39 will result in a pre-tax increase in net assets of £273 million at April 1, 2005.

  Consolidated Financial Information - Opening Balance Sheet

Balance Sheet at 01/04/04
		IAS 19	IAS 18	IAS 16	IFRS 2	IAS 21	IFRS 3	IFRS 5	IAS 28	IFRS 1	IAS 12	Other

		(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)
£M	UK												IFRS
NON-CURRENT ASSETS	GAAP
PROPERTY, PLANT & EQUIPMENT
- Fleet	7,104	-	-	(34)	-	197	-	(53)	-	-	-	-	7,214
- Property	1,042	-	-	-	-	38	-	-	-	-	-	-	1,080
- Equipment	491	-	-	-	-	-	(12)	-	-	-	-	-	479
	8,637	-	-	(34)	-	235	(12)	(53)	-	-	-	-	8,773

INTANGIBLE ASSETS
- Goodwill	93	-	-	-	-	-	(22)	-	-	-	-	-	71
- Landing Rights	75	-	-	-	-	-	22	-	-	-	-	-	97
- Other	-	-	-	-	-	-	12	-	-	-	-	-	12
	168	-	-	-	-	-	12	-	-	-	-	-	180

Investment in associates	501	-	-	-	-	-	-	-	(58)	-	-	-	443
Long term investments (trade investments)	30	-	-	-	-	-	-	-	-	-	-	-	30
Employee benefit assets	-	134	-	-	-	-	-	-	-	-	-	-	134
Deferred tax receivable	-	-	-	-	-	-	-	-	-	-	-	-	-
Other financial assets	-	-	-	-	-	-	-	-	-	-	-	22	22
													-
TOTAL NON-CURRENT ASSETS	9,336	134	-	(34)	-	235	-	(53)	(58)	-	-	22	9,582

ASSETS HELD FOR SALE	-	-	-	-	-	-	-	49	-	-	-	-	49

CURRENT ASSETS AND RECEIVABLES
- Expendable spares and other inventories	76	-	-	-	-	-	-	-	-	-	-	-	76
- Trade receivables and other debtors	2,625	-	-	-	-	-	-	-	-	-	-	(985)	1,640
- Cash and cash equivalents	64	-	-	-	-	-	-	-	-	-	-	963	1,027

TOTAL CURRENT ASSETS AND RECEIVABLES	2,765	-	-	-	-	-	-	-	-	-	-	(22)	2,743

TOTAL ASSETS	12,101	134	-	(34)	-	235	-	(4)	(58)	-	-	-	12,374

SHAREHOLDERS' FUNDS, MINORITY INTERESTS &
LIABILITIES

SHAREHOLDERS' EQUITY
- Issued share capital	271	-	-	-	-	-	-	-	-	-	-	-	271
- Treasury shares	(31)	-	-	-	-	-	-	-	-	-	-	-	(31)
- Other reserves	1,947	(1,187)	(167)	(27)	-	152	(6)	(3)	(58)	-	(94)	-	557

TOTAL SHAREHOLDERS' EQUITY	2,187	(1,187)	(167)	(27)	-	152	(6)	(3)	(58)	-	(94)	-	797

Equity minority interest	10	-	-	-	-	-	-	-	-	-	-	-	10
Non-equity minority interest	200	-	-	-	-	-	-	-	-	-	-	-	200

MINORITY INTERESTS	210	-	-	-		-	-	-	-	-	-	-	210

PROVISIONS
- Employee benefit obligations	-	1,901	-	-	-	-	-	-	-	-	-	-	1,901
- Provisions for deferred tax	1,137	(508)	(72)	(10)	-	71	6	(1)	-	-	94	-	717
- Other provisions	85	(45)	-	-	-	-	-	-	-	-	-	-	40
	1,222	1,348	(72)	(10)	-	71	6	(1)	-	-	94	-	2,658

LONG TERM LIABILITIES
- Interest bearing long term borrowings	5,034	-	-	-	-	-	-	-	-	-	-	-	5,034
- Convertible long term borrowings	112	-	-	-	-	-	-	-	-	-	-	-	112
- Other long term liabilities	340	(9)	-	-	-	12	-	-	-	-	-	-	343
	5,486	(9)	-	-	-	12	-	-	-	-	-	-	5,489

CURRENT LIABILITIES
- Current portion of long term borrowings	682	-	-	-	-	-	-	-	-	-	-	-	682
- Trade and other payables	2,308	(18)	239	3	-	-	-	-	-	-	-	-	2,532
- Current tax payable	6	-	-	-	-	-	-	-	-	-	-	-	6
- Convertible long term borrowings	-	-	-	-		-	-	-	-	-	-	-	-
	2,996	(18)	239	3	-	-	-	-	-	-	-	-	3,220

TOTAL SHAREHOLDERS' FUNDS, MINORITY INTERESTS & LIABILITIES	12,101	134	-	(34)	-	235	-	(4)	(58)	-	-	-	12,374

Memo - Net Assets	2,397												1,007

Income Statement

2004/05 Income Statement

£m		IAS 19	IAS 18	IAS 16	IFRS 2	IAS 21	IFRS 3	IFRS 5	IAS 28	IFRS 1	IAS 12

	UK GAAP	(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)	IFRS
TOTAL TRAFFIC REVENUE
- Passenger	6,500	-	-	-	-	-	-	-	-	-	-	6,500
- Cargo	482	-	-	-	-	-	-	-	-	-	-	482

OTHER REVENUE	831	-	(41)	-	-	-	-	-	-	-	-	790

TOTAL TURNOVER	7,813	-	(41)	-	-	-	-	-	-	-	-	7,772

Employee costs	2,273	(46)	-	-	8	-	-	-	-	-	-	2,235
Depreciation and amortisation	687	-	-	43	-	13	(4)	-	-	-	-	739
Aircraft Leasing	106	-	-	-	-	-	-	-	-	-	-	106
Fuel Cost	1,128	-	-	-	-	-	-	-	-	-	-	1,128
Fuel Derivatives Gains/Losses	-
Engineering and other aircraft costs	502	-	-	(70)	-	-	-	-	-	-	-	432
Landing Fees and en route charges	556	-	-	-	-	-	-	-	-	-	-	556
Handling charges, catering and other operating costs	930	-	(12)	-	-	-	-	-	-	-	-	918
Selling costs	488	-	2	-	-	-	-	-	-	-	-	490
Currency differences	-	2	-	-	-	13	-	-	-	-	-	15
Accommodation and ground equipment	603	-	-	-	-	(6)	-	-	-	-	-	597

TOTAL OPERATING EXPENDITURE	7,273	(44)	(10)	(27)	8	20	(4)	-	-	-	-	7,216

Interest expense	(267)	-	-	-	-	-	-	-	8	-	-	(259)
Interest income	77	-	-	-	-	-	-	-	-	-	-	77
Other financing income and charges	14	(29)	-	-	-	-	-	-	-	-	-	(15)
Retranslation credits and charges on borrowings	33	-	-	-	-	23	-	-	-	-	-	56
Share of Profit of Associates	41	-	-	-	-	-	1	-	(18)	-	-	24
Profit or Loss on Disposal	(26)	-	-	1	-	-	-	3	(4)	97	-	71
Income and charges relating to fixed asset investments	3	-	-	-	-	-	-	-	-	-	-	3

PROFIT BEFORE TAX	415	15	(31)	28	(8)	3	5	3	(14)	97	-	513

Taxation	(149)	(5)	9	(9)	2	4	-	(1)	14	-	14	(121)

PROFIT FOR THE PERIOD	266	10	(22)	19	(6)	7	5	2	-	97	14	392

Attributable to shareholders	251	10	(22)	19	(6)	7	5	2	-	97	14	377
Attributable to minority interests	15	-	-	-	-	-	-	-	-	-	-	15

Memo
OPERATING PROFIT	540	44	(31)	27	(8)	(20)	4	-	-	-	-	556

Operating Margin	6.9%											7.2%

EPS (basic)	23.4											35.2
EPS (diluted)	23.0											34.1

Closing Balance Sheet

Balance Sheet at 31/03/05
		IAS 19	IAS 18	IAS 16	IFRS 2	IAS 21	IFRS 3	IFRS 5	IAS 28	IFRS 1	IAS 12	Other

£M	UK	(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)
	GAAP												IFRS
NON-CURRENT ASSETS
PROPERTY, PLANT & EQUIPMENT
- Fleet	6,748	-	-	(6)	-	207	-	(5)	-	-	-	-	6,944
- Property	959	-	-	-	-	42	-	(1)	-	-	-	-	1,000
- Equipment	445	-	-	-	-	-	(60)	-	-	-	-	-	385
	8,152	-	-	(6)	-	249	(60)	(6)	-	-	-	-	8,329

INTANGIBLE ASSETS
- Goodwill	88	-	-	-	-	-	(16)	-	-	-	-	-	72
- Landing Rights	102	-	-	-	-	-	20	-	-	-	-	-	122
- Other	-	-	-	-	-	-	60	-	-	-	-	-	60
	190	-	-	-	-	-	64	-	-	-	-	-	254

Investment in associates	120	-	-	-	-	-	1	-	(54)	59	-	-	126
Long term investments (trade investments)	30	-	-	-	-	-	-	-	-	-	-	-	30
Employee benefit assets	-	137	-	-	-	-	-	-	-	-	-	-	137
Deferred tax receivable	-	-	-	-	-	-	-	-	-	-	-	-	-
Other financial assets	-	-	-	-	-	-	-	-	-	-	-	38	38
													-
TOTAL NON-CURRENT ASSETS	8,492	137	-	(6)	-	249	5	(6)	(54)	59	-	38	8,914

ASSETS HELD FOR SALE	-	-	-	-	-	-	-	5	-	-	-	-	5

CURRENT ASSETS AND RECEIVABLES
- Expendable spares and other inventories	84	-	-	-	-	-	-	-	-	-	-	-	84
- Trade receivables and other debtors	2,683	(54)	-	-	-	-	-	-	-	-	-	(509)	2,120
- Cash and cash equivalents	77	-	-	-	-	-	-	-	-	-	-	471	548

TOTAL CURRENT ASSETS AND RECEIVABLES	2,844	(54)	-	-	-	-	-	-	-	-	-	(38)	2,752

TOTAL ASSETS	11,336	83	-	(6)	-	249	5	(1)	(54)	59	-	-	11,671

SHAREHOLDERS' FUNDS, MINORITY INTERESTS &
LIABILITIES

SHAREHOLDERS' EQUITY
- Issued share capital	271	-	-	-	-	-	-	-	-	-	-	-	271
- Treasury shares	(26)	-	-	-	-	-	-	-	-	-	-	-	(26)
- Other reserves	2,220	(1,177)	(189)	(7)	2	168	(1)	(1)	(54)	59	(80)	-	940

TOTAL SHAREHOLDERS' EQUITY	2,465	(1,177)	(189)	(7)	2	168	(1)	(1)	(54)	59	(80)	-	1,185

Equity minority interest	12	-	-	-	-	-	-	-	-	-	-	-	12
Non-equity minority interest	207	-	-	-	-	(7)	-	-	-	-	-	-	200

MINORITY INTERESTS	219	-	-	-	-	(7)	-	-	-	-	-	-	212

PROVISIONS
- Employee benefit obligations	-	1,820	-	-	-	-	-	-	-	-	-	-	1,820
- Provisions for deferred tax	1,243	(503)	(81)	(2)	(2)	75	6	-	-	-	80	-	816
- Other provisions	83	(49)	-	-	-	-	-	-	-	-	-	-	34
	1,326	1,268	(81)	(2)	(2)	75	6	-	-	-	80	-	2,670

LONG TERM LIABILITIES
- Interest bearing long term borrowings	4,045	-	-	-	-	-	-	-	-	-	-	-	4,045
- Convertible long term borrowings	-	-	-	-	-	-	-	-	-	-	-	-	-
- Other long term liabilities	301	(8)	-	-	-	13	-	-	-	-	-	-	306
	4,346	(8)	-	-	-	13	-	-	-	-	-	-	4,351

CURRENT LIABILITIES
- Current portion of long term borrowings	447	-	-	-	-	-	-	-	-	-	-	-	447
- Trade and other payables	2,385	-	270	3	-	-	-	-	-	-	-	-	2,658
- Current tax payable	36	-	-	-	-	-	-	-	-	-	-	-	36
- Convertible long term borrowings	112	-	-	-		-	-	-	-	-	-	-	112
	2,980	-	270	3	-	-	-	-	-	-	-	-	3,253

TOTAL SHAREHOLDERS' FUNDS, MINORITY INTERESTS & LIABILITIES	11,336	83	-	(6)	-	249	5	(1)	(54)	59	-	-	11,671

Memo - Net Assets	2,684												1,397

Appendix I

Basis of Preparation

This summary financial information has been prepared in accordance with the recognition and measurement criteria of International Financial Reporting Standards (IFRS) and International Accounting Standards (IAS) issued by the International Accounting Standards Board (IASB) and with those of the Standing Interpretations issued by the International Financial Reporting Interpretations Committee (IFRIC) of the IASB as adopted by the European Union (EU).

The accounting policies and basis of preparation differ from those set out in the Report and Accounts for the year ended March 31, 2005 which were prepared in accordance with United Kingdom accounting standards and the Companies Act 1985 (UK GAAP).

A summary of the significant accounting policies used in the preparation of this financial information under IFRS is provided below.

IFRS 1 - 'First time adoption of International Financial Reporting Standards' sets out the requirements for companies preparing financial statements under IFRS for the first time and requires the accounting policies to be applied retrospectively. IFRS 1 contains the option to take advantage of certain exemptions to the retrospective application. The Group has applied optional exemptions as follows:

  The accumulated actuarial gains and losses in relation to employee defined benefit plans have been recognised in full at April 1, 2004.
  The provisions of IFRS 3 - 'Business Combinations' have been applied prospectively from April 1, 1999.
  The carrying value of revalued assets at April 1, 2004 has been taken as the deemed cost.
  The cumulative translation difference on foreign operations at April 1, 2004 is deemed to be zero.
  The provisions of IFRS 2 - 'Share based payment' are applied only to awards made after November 7, 2002
  Comparative information for IAS 32 - 'Financial Instruments - Disclosure and Presentation' and IAS 39 - 'Financial Instruments - Recognition and Measurement' is not restated for 2004/05. The provisions of the two standards will be adopted from April 1, 2005 and comparative information for 2004/05 in the 2005/06 financial statements will be presented on the existing UK GAAP basis.

Appendix 2

Accounting Policies

This summary financial information has been prepared using the following accounting policies that differ in certain respects from those previously applied under UK GAAP.

IFRS 1 requires companies preparing financial statements under IFRS for the first time to provide certain reconciliations between financial statements prepared under the Group's prior reporting under UK GAAP and the figures under IFRS. These reconciliations are attached as Appendix 3.

Basis of consolidation

The Group accounts include the accounts of the company and its subsidiary undertakings, each made up to March 31, together with the attributable share of results and reserves of associated undertakings, adjusted where appropriate to conform with British Airways' accounting policies.

The Group's share of the profits less losses of associated undertakings is included in the Group income statement and its share of the post-acquisition results of these companies is included in interests in associated undertakings in the Group balance sheet. Certain associated undertakings make up their annual audited accounts to dates other than March 31. In the cases of Qantas and Iberia published results up to the periods ending June and December are included in the Group results for the periods ending September and March respectively as it is impractical to prepare financial statements as of the same date because they are listed entities. In other cases, results disclosed by subsequent unaudited management accounts are included.

The attributable results of those companies acquired or disposed of during the period are included for the periods of ownership, except in the case of the disposal of the Group's interest in Qantas, in which case the results included comprise the latest published results prior to the disposal.

In addition to those subsidiary undertakings in which the Group controls a majority of the voting rights, the Group also consolidates those entities in which it has an interest that gives rise to benefits and risks that are in substance no different from those that would arise were that entity a subsidiary undertaking. Therefore in accordance with the requirements of SIC 12, the Group consolidates the results of The London Eye Company Limited on this basis.

Revenue recognition

Passenger ticket and cargo waybill sales, net of discounts, are recorded as current liabilities in the 'sales in advance of carriage' account until recognised as revenue when the transportation service is provided. Commission costs are recognised at the same time as the revenue to which they relate and are charged to cost of sales. Unused tickets are recognised as revenue using estimates regarding the timing of recognition based on the terms and conditions of the ticket and historical trends. Other revenue is recognised at the time the service is provided.

Revenue recognition - mileage programmes

The Group operates two principal loyalty programmes. The airline frequent flyer programme operates through the airline's 'Executive Club' and allows frequent travellers to accumulate BA Miles mileage credits which entitle them to a choice of various awards, primarily free travel. The estimated direct incremental cost of providing free redemption services, including British Airways' flights, in exchange for redemption of miles earned by members of the Group's 'Executive Club' is accrued as members of the scheme accumulate mileage. These costs are charged to cost of sales.

In addition, 'BA Miles' are sold to participating partners to use in promotional activity. The fair value of the miles sold is deferred and recognised on redemption of the miles by the participants to whom the miles are issued. The cost of providing free redemption services is recognised when the miles are redeemed.

The Group also operates the Airmiles scheme, operated by the company's wholly-owned subsidiary Airmiles Travel Promotions Limited. The scheme allows companies to purchase miles for use in their own promotional activities. Miles can be redeemed for a range of benefits, including flights on British Airways and other carriers. The fair value of the miles sold is deferred and recognised on redemption of the miles by the participants to whom the miles are issued. The cost of providing free redemption services is recognised when the miles are redeemed.

Employee benefits

Employee benefits, including pensions and other post-retirement benefits (principally post--retirement healthcare benefits) are presented in these financial statements in accordance with IAS 19 - 'Employee Benefits'. For the Group's defined benefit plans, post-retirement obligations are measured at discounted present value whilst plan assets are measured at fair value at the balance sheet date. The cost of current service costs are recognised in the income statement so as to spread the cost of providing the benefit systematically over the service lives of the employees using the projected unit credit method. Past service costs are recognised over the period they vest. The financing cost and expected return on plan assets are recognised within financing costs in the periods in which they arise. Actuarial gains and losses are recognised over the remaining average service lives of the employees to the extent that such gains and losses exceed 10 per cent of the greater of the scheme assets or liabilities.

Amounts paid to defined contribution post-retirement schemes are recognised within the income statement when the costs are incurred.

Intangible assets

a Goodwill

Where the cost of acquisition exceeds the fair values attributable to the net assets acquired, the resulting goodwill is capitalized. Goodwill is tested for impairment annually and where indicators exist that the carrying value may not be recoverable. Prior to the adoption of IFRS, goodwill was amortised over a period not exceeding 20 years. Prior to March 31, 1998, goodwill was set off against reserves on the acquisition of a business, including an equity interest in an associated undertaking. Under IFRS 1, such goodwill is not recognised on transition to IFRS nor is the goodwill transferred to the income statement on disposal of the investment or if the investment becomes impaired.

b Landing rights

Landing rights acquired from other airlines either directly or as a result of a business combination are capitalised at cost (or at fair value if acquired through a business combination) and amortised over a period not exceeding 20 years. The carrying value is reviewed for impairment if events or changes in circumstances indicate the carrying value may not be recoverable.

Property, plant and equipment

Property, plant and equipment are held at cost, subject to the property revaluations carried out at March 31, 1995 which are elected to be the deemed cost under IFRS 1. The Group has a policy of not revaluing property, plant and equipment. Depreciation is calculated to write off the cost, less estimated residual value, on a straight line basis. Residual values, where applicable, are reviewed annually against prevailing market values for equivalently aged assets and depreciation rates adjusted accordingly on a prospective basis. The carrying value is reviewed for impairment if events or changes in circumstances indicate the carrying value may not be recoverable.

a Capitalisation of interest on progress payments

Interest attributed to progress payments, and related exchange movements on foreign currency amounts, made on account of aircraft and other significant assets under construction is capitalised and added to the cost of the asset concerned

b Fleet

All aircraft are stated at cost. Fleet assets owned, or held on finance lease or hire purchase arrangements, are depreciated at rates calculated to write down the cost to the estimated residual value at the end of their planned operational lives.

Cabin interior modifications, including those required for brand changes and re-launches, are depreciated over the lower of five years and the remaining life of the aircraft.

Aircraft and engine spares acquired on the introduction or expansion of a fleet, as well as rotable spares purchased separately, are carried as tangible fixed assets and generally depreciated in line with the fleet to which they relate.

Major overhaul expenditure, including replacement spares and labour costs, is capitalised and amortised over the average expected life between major overhauls. All other replacement spares and other costs relating to maintenance of fleet assets are charged to the income statement on consumption or as incurred respectively.

c Property and equipment

Freehold properties and certain leasehold properties, professionally valued at March 31, 1995, are included in these accounts on the basis of that valuation as deemed cost. Subsequent additions are included at cost. Provision is made for the depreciation of all property and equipment, apart from freehold land, based upon expected useful lives or in the case of additions to leasehold properties, over the duration of the leases if shorter.

d Leased and hire purchase assets

Finance leases or hire purchase arrangements which transfer to the Group substantially all the risks and benefits incidental to ownership of the leased item, are recognized at the inception of the lease at the fair value of the lease property or, if lower, at the present value of the minimum lease payments. Assets held under finance leases or hire purchase arrangements are depreciated as described above. Lease payments are apportioned between the finance charges and the reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are charged directly against income. Payments under all other lease arrangements, known as operating leases, are charged to the income statement in equal annual amounts over the period of the lease. In respect of aircraft, operating lease arrangements allow the Group to terminate the leases after a limited initial period, normally 5 to 7 years, without material financial obligations. In certain cases the Group is entitled to extend the initial lease period on pre-determined terms; such leases are described as extendible operating leases.

Expendable spares and other inventories

Inventories, including aircraft expendables, are valued at the lower of cost and net realisable value.

Cash and cash equivalents

Cash and cash equivalents includes cash in hand and deposits repayable on demand or maturing within three months of the balance sheet date with any qualifying financial institution, less any overdrafts repayable on demand.

Share-based payment

The fair value of employee share option plans is measured at the date of grant of the option using a binomial valuation model. The resulting cost, as adjusted for the expected and actual level of vesting of the options is charged to income over the period in which the options vest. The fair value of options granted prior to November 2002 are not charged to income.

Provisions

Provisions are made when an obligation exists for a future liability in respect of a past event and where the amount of the obligation can be reliably estimated. If the effect of the time value of money is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of the money and, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognised as a borrowing cost.

Foreign currency translation

Foreign currency balances are translated into sterling at the rates ruling at the balance sheet date. Exchange differences arising on the translation of foreign operations are taken to reserves until all or part of the interest is sold when the relevant portion of the exchange is recognised in income. Under IFRS 1 exchange differences arising prior to April 1, 2004 are deemed to be zero. Profits and losses of such undertakings are translated into sterling at average rates of exchange during the year. All other profits or losses arising on translation are dealt with through the income statement.

From April 1, 2005 certain loan repayments denominated in US dollars and Japanese yen have been designated as hedges of highly probable future foreign currency revenues. The effective element of exchange differences arising from the retranslation of these loan repayment instalments are taken to reserves until the future revenue occurs when the cumulative exchange difference is recognised in income. The hedging relationship is tested for effectiveness in accordance with IAS 39 - 'Financial Instruments: Recognition and Measurement' in accordance with the policy set out below.

Financial Instruments (UK GAAP accounting policy applicable to March 31, 2005)

The Group's accounting policy for derivatives is to defer and only recognise in the Group profit and loss account gains and losses on hedges of revenues or operating payments as they crystallize.

Accounts payable or receivable in respect of interest rate swap agreements are recognized in the net interest payable charge over the period of the contracts on an accruals basis. Cross currency swap agreements and forward foreign exchange contracts taken out to hedge borrowings are brought into account in establishing the carrying values of the relevant loans, leases or hire purchase arrangements in the balance sheet. Gains or losses on forward foreign exchange contracts to hedge capital expenditure commitments are recognized as part of the total sterling carrying cost of the relevant tangible asset as the contracts mature or are closed out.

Short term debtors and creditors are held at fair value.

Taxation

Full provision is made for deferred tax on all temporary differences relating to the carrying amount of assets and liabilities where it is probable that recovery or settlement will result in an obligation to pay more, or a right to pay less, tax in the future. Deferred tax assets in respect of losses and tax credits are recognised where it is probable that there will be suitable taxable profits from which they can be deducted. Deferred tax is measured at the tax rates that are expected to apply in the periods in which recovery of assets and settlement of liabilities are expected to take place, based on tax rates or laws enacted or substantively enacted at the balance sheet date.

Appendix 3

Quarterly Reconciliations of Income and Equity

Appendix 3

Balance Sheet at 01/04/04

		IAS 19	IAS 18	IAS 16	IFRS 2	IAS 21	IFRS 3	IFRS 5	IAS 28	IFRS 1	IAS 12	Other

		(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)
£M	UK												IFRS
NON-CURRENT ASSETS	GAAP
PROPERTY, PLANT & EQUIPMENT
- Fleet	7,104	-	-	(34)	-	197	-	(53)	-	-	-	-	7,214
- Property	1,042	-	-	-	-	38	-	-	-	-	-	-	1,080
- Equipment	491	-	-	-	-	-	(12)	-	-	-	-	-	479
	8,637	-	-	(34)	-	235	(12)	(53)	-	-	-	-	8,773

INTANGIBLE ASSETS
- Goodwill	93	-	-	-	-	-	(22)	-	-	-	-	-	71
- Landing Rights	75	-	-	-	-	-	22	-	-	-	-	-	97
- Other	-	-	-	-	-	-	12	-	-	-	-	-	12
	168	-	-	-	-	-	12	-	-	-	-	-	180

Investment in associates	501	-	-	-	-	-	-	-	(58)	-	-	-	443
Long term investments (trade investments)	30	-	-	-	-	-	-	-	-	-	-	-	30
Employee benefit assets	-	134	-	-	-	-	-	-	-	-	-	-	134
Deferred tax receivable	-	-	-	-	-	-	-	-	-	-	-	-	-
Other financial assets	-	-	-	-	-	-	-	-	-	-	-	22	22
													-
TOTAL NON-CURRENT ASSETS	9,336	134	-	(34)	-	235	-	(53)	(58)	-	-	22	9,582

ASSETS HELD FOR SALE	-	-	-	-	-	-	-	49	-	-	-	-	49

CURRENT ASSETS AND RECEIVABLES
- Expendable spares and other inventories	76	-	-	-	-	-	-	-	-	-	-	-	76
- Trade receivables and other debtors	2,625	-	-	-	-	-	-	-	-	-	-	(985)	1,640
- Cash and cash equivalents	64	-	-	-	-	-	-	-	-	-	-	963	1,027

TOTAL CURRENT ASSETS AND RECEIVABLES	2,765	-	-	-	-	-	-	-	-	-	-	(22)	2,743

TOTAL ASSETS	12,101	134	-	(34)	-	235	-	(4)	(58)	-	-	-	12,374

SHAREHOLDERS' FUNDS, MINORITY INTERESTS &
LIABILITIES

SHAREHOLDERS' EQUITY
- Issued share capital	271	-	-	-	-	-	-	-	-	-	-	-	271
- Treasury shares	(31)	-	-	-	-	-	-	-	-	-	-	-	(31)
- Other reserves	1,947	(1,187)	(167)	(27)	-	152	(6)	(3)	(58)	-	(94)	-	557

TOTAL SHAREHOLDERS' EQUITY	2,187	(1,187)	(167)	(27)	-	152	(6)	(3)	(58)	-	(94)	-	797

Equity minority interest	10	-	-	-	-	-	-	-	-	-	-	-	10
Non-equity minority interest	200	-	-	-	-	-	-	-	-	-	-	-	200

MINORITY INTERESTS	210	-	-	-		-	-	-	-	-	-	-	210

PROVISIONS
- Employee benefit obligations	-	1,901	-	-	-	-	-	-	-	-	-	-	1,901
- Provisions for deferred tax	1,137	(508)	(72)	(10)	-	71	6	(1)	-	-	94	-	717
- Other provisions	85	(45)	-	-	-	-	-	-	-	-	-	-	40
	1,222	1,348	(72)	(10)	-	71	6	(1)	-	-	94	-	2,658

LONG TERM LIABILITIES
- Interest bearing long term borrowings	5,034	-	-	-	-	-	-	-	-	-	-	-	5,034
- Convertible long term borrowings	112	-	-	-	-	-	-	-	-	-	-	-	112
- Other long term liabilities	340	(9)	-	-	-	12	-	-	-	-	-	-	343
	5,486	(9)	-	-	-	12	-	-	-	-	-	-	5,489

CURRENT LIABILITIES
- Current portion of long term borrowings	682	-	-	-	-	-	-	-	-	-	-	-	682
- Trade and other payables	2,308	(18)	239	3	-	-	-	-	-	-	-	-	2,532
- Current tax payable	6	-	-	-	-	-	-	-	-	-	-	-	6
- Convertible long term borrowings	-	-	-	-		-	-	-	-	-	-	-	-
	2,996	(18)	239	3	-	-	-	-	-	-	-	-	3,220

TOTAL SHAREHOLDERS' FUNDS, MINORITY INTERESTS & LIABILITIES	12,101	134	-	(34)	-	235	-	(4)	(58)	-	-	-	12,374

Memo - Net Assets	2,397												1,007

Appendix 3

Balance Sheet at 30/06/04

		IAS 19	IAS 18	IAS 16	IFRS 2	IAS 21	IFRS 3	IFRS 5	IAS 28	IFRS 1	IAS 12	Other

£M	UK	(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)
	GAAP												IFRS
NON-CURRENT ASSETS
PROPERTY, PLANT & EQUIPMENT
- Fleet	6,953	-	-	(28)	-	183	-	-	-	-	-	-	7,108
- Property	1,039	-	-	-	-	36	-	(1)	-	-	-	-	1,074
- Equipment	480	-	-	-	-	-	(12)	-	-	-	-	-	468
	8,472	-	-	(28)	-	219	(12)	(1)	-	-	-	-	8,650

INTANGIBLE ASSETS
- Goodwill	92	-	-	-	-	-	(20)	-	-	-	-	-	72
- Landing Rights	73	-	-	-	-	-	21	-	-	-	-	-	94
- Other	-	-	-	-	-	-	12	-	-	-	-	-	12
	165	-	-	-	-	-	13	-	-	-	-	-	178

Investment in associates	474	-	-	-	-	-	-	-	(53)	-	-	-	421
Long term investments (trade investments)	30	-	-	-	-	-	-	-	-	-	-	-	30
Employee benefit assets	-	131	-	-	-	-	-	-	-	-	-	-	131
Deferred tax receivable	-	-	-	-	-	-	-	-	-	-	-	-	-
Other financial assets	-	-	-	-	-	-	-	-	-	-	-	42	42
													-
TOTAL NON-CURRENT ASSETS	9,141	131	-	(28)	-	219	1	(1)	(53)	-	-	42	9,452

ASSETS HELD FOR SALE	-	-	-	-	-	-	-	1	-	-	-	-	1

CURRENT ASSETS AND RECEIVABLES
- Expendable spares and other inventories	73	-	-	-	-	-	-	-	-	-	-	-	73
- Trade receivables and other debtors	2,739	-	-	-	-	-	-	-	-	-	-	(359)	2,380
- Cash and cash equivalents	62	-	-	-	-	-	-	-	-	-	-	317	379

TOTAL CURRENT ASSETS AND RECEIVABLES	2,874	-	-	-	-	-	-	-	-	-	-	(42)	2,832

TOTAL ASSETS	12,015	131	-	(28)	-	219	1	-	(53)	-	-	-	12,285

SHAREHOLDERS' FUNDS, MINORITY INTERESTS &
LIABILITIES

SHAREHOLDERS' EQUITY
- Issued share capital	271	-	-	-	-	-	-	-	-	-	-	-	271
- Treasury shares	(30)	-	-	-	-	-	-	-	-	-	-	-	(30)
- Other reserves	1,978	(1,186)	(187)	(23)	1	146	(5)	-	(53)	-	(94)	-	577

TOTAL SHAREHOLDERS' EQUITY	2,219	(1,186)	(187)	(23)	1	146	(5)	-	(53)	-	(94)	-	818

Equity minority interest	10	-	-	-	-	-	-	-	-	-	-	-	10
Non-equity minority interest	201	-	-	-	-	(1)	-	-	-	-	-	-	200

MINORITY INTERESTS	211	-	-	-	-	(1)	-	-	-	-	-	-	210

PROVISIONS
- Employee benefit obligations	-	1,891	-	-	-	-	-	-	-	-	-	-	1,891
- Provisions for deferred tax	1,178	(507)	(80)	(8)	(1)	63	6	-	-	-	94	-	745
- Other provisions	96	(57)	-	-	-	-	-	-	-	-	-	-	39
	1,274	1,327	(80)	(8)	(1)	63	6	-	-	-	94	-	2,675

LONG TERM LIABILITIES
- Interest bearing long term borrowings	4,758	-	-	-	-	-	-	-	-	-	-	-	4,758
- Convertible long term borrowings	112	-	-	-	-	-	-	-	-	-	-	-	112
- Other long term liabilities	325	(9)	-	-	-	11	-	-	-	-	-	-	327
	5,195	(9)	-	-	-	11	-	-	-	-	-	-	5,197

CURRENT LIABILITIES
- Current portion of long term borrowings	689	-	-	-	-	-	-	-	-	-	-	-	689
- Trade and other payables	2,419	(1)	267	3	-	-	-	-	-	-	-	-	2,688
- Current tax payable	8	-	-	-	-	-	-	-	-	-	-	-	8
- Convertible long term borrowings	-	-	-	-		-	-	-	-	-	-	-	-
	3,116	(1)	267	3	-	-	-	-	-	-	-	-	3,385

TOTAL SHAREHOLDERS' FUNDS, MINORITY INTERESTS & LIABILITIES	12,015	131	-	(28)	-	219	1	-	(53)	-	-	-	12,285

Memo - Net Assets	2,430												1,028

Appendix 3

Balance Sheet at 30/09/04

		IAS 19	IAS 18	IAS 16	IFRS 2	IAS 21	IFRS 3	IFRS 5	IAS 28	IFRS 1	IAS 12	Other

£M	UK	(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)
	GAAP												IFRS
NON-CURRENT ASSETS
PROPERTY, PLANT & EQUIPMENT
- Fleet	6,886	-	-	(36)	-	176	-	-	-	-	-	-	7,026
- Property	1,000	-	-	-	-	35	-	(1)	-	-	-	-	1,034
- Equipment	471	-	-	-	-	-	(50)	-	-	-	-	-	421
	8,357	-	-	(36)	-	211	(50)	(1)	-	-	-	-	8,481

INTANGIBLE ASSETS
- Goodwill	91	-	-	-	-	-	(19)	-	-	-	-	-	72
- Landing Rights	72	-	-	-	-	-	21	-	-	-	-	-	93
- Other	-	-	-	-	-	-	50	-	-	-	-	-	50
	163	-	-	-	-	-	52	-	-	-	-	-	215

Investment in associates	114	-	-	-	-	-	-	-	(55)	59	-	-	118
Long term investments (trade investments)	29	-	-	-	-	-	-	-	-	-	-	-	29
Employee benefit assets	-	128	-	-	-	-	-	-	-	-	-	-	128
Deferred tax receivable	-	-	-	-	-	-	-	-	-	-	-	-	-
Other financial assets	-	-	-	-	-	-	-	-	-	-	-	39	39
													-
TOTAL NON-CURRENT ASSETS	8,663	128	-	(36)	-	211	2	(1)	(55)	59	-	39	9,010

ASSETS HELD FOR SALE	-	-	-	-	-	-	-	1	-	-	-	-	1

CURRENT ASSETS AND RECEIVABLES
- Expendable spares and other inventories	77	-	-	-	-	-	-	-	-	-	-	-	77
- Trade receivables and other debtors	2,910	(17)	-	-	-	-	-	-	-	-	-	(714)	2,179
- Cash and cash equivalents	115	-	-	-	-	-	-	-	-	-	-	675	790

TOTAL CURRENT ASSETS AND RECEIVABLES	3,102	(17)	-	-	-	-	-	-	-	-	-	(39)	3,046

TOTAL ASSETS	11,765	111	-	(36)	-	211	2	-	(55)	59	-	-	12,057

SHAREHOLDERS' FUNDS, MINORITY INTERESTS &
LIABILITIES

SHAREHOLDERS' EQUITY
- Issued share capital	271	-	-	-	-	-	-	-	-	-	-	-	271
- Treasury shares	(30)	-	-	-	-	-	-	-	-	-	-	-	(30)
- Other reserves	2,167	(1,186)	(184)	(28)	1	146	(4)	-	(55)	59	(81)	-	835

TOTAL SHAREHOLDERS' EQUITY	2,408	(1,186)	(184)	(28)	1	146	(4)	-	(55)	59	(81)	-	1,076

Equity minority interest	11	-	-	-	-	-	-	-	-	-	-	-	11
Non-equity minority interest	206	-	-	-	-	(6)	-	-	-	-	-	-	200

MINORITY INTERESTS	217	-	-	-	-	(6)	-	-	-	-	-	-	211

PROVISIONS
- Employee benefit obligations	-	1,839	-	-	-	-	-	-	-	-	-	-	1,839
- Provisions for deferred tax	1,244	(506)	(79)	(11)	(1)	60	6	-	-	-	81	-	794
- Other provisions	81	(27)	-	-	-	-	-	-	-	-	-	-	54
	1,325	1,306	(79)	(11)	(1)	60	6	-	-	-	81	-	2,687

LONG TERM LIABILITIES
- Interest bearing long term borrowings	4,544	-	-	-	-	-	-	-	-	-	-	-	4,544
- Convertible long term borrowings	112	-	-	-	-	-	-	-	-	-	-	-	112
- Other long term liabilities	306	(9)	-	-	-	11	-	-	-	-	-	-	308
	4,962	(9)	-	-	-	11	-	-	-	-	-	-	4,964

CURRENT LIABILITIES
- Current portion of long term borrowings	540	-	-	-	-	-	-	-	-	-	-	-	540
- Trade and other payables	2,289	-	263	3	-	-	-	-	-	-	-	-	2,555
- Current tax payable	24	-	-	-	-	-	-	-	-	-	-	-	24
- Convertible long term borrowings	-	-	-	-		-	-	-	-		-	-	-
	2,853	-	263	3	-	-	-	-	-	-	-	-	3,119

TOTAL SHAREHOLDERS' FUNDS, MINORITY INTERESTS & LIABILITIES	11,765	111	-	(36)	-	211	2	-	(55)	59	-	-	12,057

Memo - Net Assets	2,625												1,287

Appendix 3

Balance Sheet at 31/12/04

		IAS 19	IAS 18	IAS 16	IFRS 2	IAS 21	IFRS 3	IFRS 5	IAS 28	IFRS 1	IAS 12	Other

£M	UK	(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)
	GAAP												IFRS
NON-CURRENT ASSETS
PROPERTY, PLANT & EQUIPMENT
- Fleet	6,852	-	-	(21)	-	229	-	(4)	-	-	-	-	7,056
- Property	977	-	-	-	-	45	-	(1)	-	-	-	-	1,021
- Equipment	461	-	-	-	-	-	(47)	-	-	-	-	-	414
	8,290	-	-	(21)	-	274	(47)	(5)	-	-	-	-	8,491

INTANGIBLE ASSETS
- Goodwill	89	-	-	-	-	-	(17)	-	-	-	-	-	72
- Landing Rights	84	-	-	-	-	-	20	-	-	-	-	-	104
- Other	-	-	-	-	-	-	47	-	-	-	-	-	47
	173	-	-	-	-	-	50	-	-	-	-	-	223

Investment in associates	117	-	-	-	-	-	1	-	(55)	59	-	-	122
Long term investments (trade investments)	30	-	-	-	-	-	-	-	-	-	-	-	30
Employee benefit assets	-	125	-	-	-	-	-	-	-	-	-	-	125
Deferred tax receivable	-	-	-	-	-	-	-	-	-	-	-	-	-
Other financial assets	-	-	-	-	-	-	-	-	-	-	-	44	44
													-
TOTAL NON-CURRENT ASSETS	8,610	125	-	(21)	-	274	4	(5)	(55)	59	-	44	9,035

ASSETS HELD FOR SALE	-	-	-	-	-	-	-	4	-	-	-	-	4

CURRENT ASSETS AND RECEIVABLES
- Expendable spares and other inventories	95	-	-	-	-	-	-	-	-	-	-	-	95
- Trade receivables and other debtors	2,710	(35)	-	-	-	-	-	-	-	-	-	(369)	2,306
- Cash and cash equivalents	81	-	-	-	-	-	-	-	-	-	-	325	406

TOTAL CURRENT ASSETS AND RECEIVABLES	2,886	(35)	-	-	-	-	-	-	-	-	-	(44)	2,807

TOTAL ASSETS	11,496	90	-	(21)	-	274	4	(1)	(55)	59	-	-	11,846

SHAREHOLDERS' FUNDS, MINORITY INTERESTS &
LIABILITIES

SHAREHOLDERS' EQUITY
- Issued share capital	271	-	-	-	-	-	-	-	-	-	-	-	271
- Treasury shares	(27)	-	-	-	-	-	-	-	-	-	-	-	(27)
- Other reserves	2,207	(1,180)	(185)	(18)	2	187	(2)	(1)	(55)	59	(82)	-	932

TOTAL SHAREHOLDERS' EQUITY	2,451	(1,180)	(185)	(18)	2	187	(2)	(1)	(55)	59	(82)	-	1,176

Equity minority interest	11	-	-	-	-	-	-	-	-	-	-	-	11
Non-equity minority interest	212	-	-	-	-	(12)	-	-	-	-	-	-	200

MINORITY INTERESTS	223	-	-	-	-	(12)	-	-	-	-	-	-	211

PROVISIONS
- Employee benefit obligations	-	1,828	-	-	-	-	-	-	-	-	-	-	1,828
- Provisions for deferred tax	1,264	(504)	(80)	(6)	(2)	85	6	-	-	-	82	-	845
- Other provisions	81	(46)	-	-	-	-	-	-	-	-	-	-	35
	1,345	1,278	(80)	(6)	(2)	85	6	-	-	-	82	-	2,708

LONG TERM LIABILITIES
- Interest bearing long term borrowings	4,405	-	-	-	-	-	-	-	-	-	-	-	4,405
- Convertible long term borrowings	-	-	-	-	-	-	-	-	-	-	-	-	-
- Other long term liabilities	301	(8)	-	-	-	14	-	-	-	-	-	-	307
	4,706	(8)	-	-	-	14	-	-	-	-	-	-	4,712

CURRENT LIABILITIES
- Current portion of long term borrowings	491	-	-	-	-	-	-	-	-	-	-	-	491
- Trade and other payables	2,141	-	265	3	-	-	-	-	-	-	-	-	2,409
- Current tax payable	27	-	-	-	-	-	-	-	-	-	-	-	27
- Convertible long term borrowings	112	-	-	-		-	-	-	-	-	-	-	112
	2,771	-	265	3	-	-	-	-	-	-	-	-	3,039

TOTAL SHAREHOLDERS' FUNDS, MINORITY INTERESTS & LIABILITIES	11,496	90	-	(21)	-	274	4	(1)	(55)	59	-	-	11,846

Memo - Net Assets	2,674												1,387

Appendix 3

Balance Sheet at 31/03/05

		IAS 19	IAS 18	IAS 16	IFRS 2	IAS 21	IFRS 3	IFRS 5	IAS 28	IFRS 1	IAS 12	Other

£M	UK	(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)
	GAAP												IFRS
NON-CURRENT ASSETS
PROPERTY, PLANT & EQUIPMENT
- Fleet	6,748	-	-	(6)	-	207	-	(5)	-	-	-	-	6,944
- Property	959	-	-	-	-	42	-	(1)	-	-	-	-	1,000
- Equipment	445	-	-	-	-	-	(60)	-	-	-	-	-	385
	8,152	-	-	(6)	-	249	(60)	(6)	-	-	-	-	8,329

INTANGIBLE ASSETS
- Goodwill	88	-	-	-	-	-	(16)	-	-	-	-	-	72
- Landing Rights	102	-	-	-	-	-	20	-	-	-	-	-	122
- Other	-	-	-	-	-	-	60	-	-	-	-	-	60
	190	-	-	-	-	-	64	-	-	-	-	-	254

Investment in associates	120	-	-	-	-	-	1	-	(54)	59	-	-	126
Long term investments (trade investments)	30	-	-	-	-	-	-	-	-	-	-	-	30
Employee benefit assets	-	137	-	-	-	-	-	-	-	-	-	-	137
Deferred tax receivable	-	-	-	-	-	-	-	-	-	-	-	-	-
Other financial assets	-	-	-	-	-	-	-	-	-	-	-	38	38
													-
TOTAL NON-CURRENT ASSETS	8,492	137	-	(6)	-	249	5	(6)	(54)	59	-	38	8,914

ASSETS HELD FOR SALE	-	-	-	-	-	-	-	5	-	-	-	-	5

CURRENT ASSETS AND RECEIVABLES
- Expendable spares and other inventories	84	-	-	-	-	-	-	-	-	-	-	-	84
- Trade receivables and other debtors	2,683	(54)	-	-	-	-	-	-	-	-	-	(509)	2,120
- Cash and cash equivalents	77	-	-	-	-	-	-	-	-	-	-	471	548

TOTAL CURRENT ASSETS AND RECEIVABLES	2,844	(54)	-	-	-	-	-	-	-	-	-	(38)	2,752

TOTAL ASSETS	11,336	83	-	(6)	-	249	5	(1)	(54)	59	-	-	11,671

SHAREHOLDERS' FUNDS, MINORITY INTERESTS &
LIABILITIES

SHAREHOLDERS' EQUITY
- Issued share capital	271	-	-	-	-	-	-	-	-	-	-	-	271
- Treasury shares	(26)	-	-	-	-	-	-	-	-	-	-	-	(26)
- Other reserves	2,220	(1,177)	(189)	(7)	2	168	(1)	(1)	(54)	59	(80)	-	940

TOTAL SHAREHOLDERS' EQUITY	2,465	(1,177)	(189)	(7)	2	168	(1)	(1)	(54)	59	(80)	-	1,185

Equity minority interest	12	-	-	-	-	-	-	-	-	-	-	-	12
Non-equity minority interest	207	-	-	-	-	(7)	-	-	-	-	-	-	200

MINORITY INTERESTS	219	-	-	-	-	(7)	-	-	-	-	-	-	212

PROVISIONS
- Employee benefit obligations	-	1,820	-	-	-	-	-	-	-	-	-	-	1,820
- Provisions for deferred tax	1,243	(503)	(81)	(2)	(2)	75	6	-	-	-	80	-	816
- Other provisions	83	(49)	-	-	-	-	-	-	-	-	-	-	34
	1,326	1,268	(81)	(2)	(2)	75	6	-	-	-	80	-	2,670

LONG TERM LIABILITIES
- Interest bearing long term borrowings	4,045	-	-	-	-	-	-	-	-	-	-	-	4,045
- Convertible long term borrowings	-	-	-	-	-	-	-	-	-	-	-	-	-
- Other long term liabilities	301	(8)	-	-	-	13	-	-	-	-	-	-	306
	4,346	(8)	-	-	-	13	-	-	-	-	-	-	4,351

CURRENT LIABILITIES
- Current portion of long term borrowings	447	-	-	-	-	-	-	-	-	-	-	-	447
- Trade and other payables	2,385	-	270	3	-	-	-	-	-	-	-	-	2,658
- Current tax payable	36	-	-	-	-	-	-	-	-	-	-	-	36
- Convertible long term borrowings	112	-	-	-		-	-	-	-	-	-	-	112
	2,980	-	270	3	-	-	-	-	-	-	-	-	3,253

TOTAL SHAREHOLDERS' FUNDS, MINORITY INTERESTS & LIABILITIES	11,336	83	-	(6)	-	249	5	(1)	(54)	59	-	-	11,671

Memo - Net Assets	2,684												1,397

Appendix 3

Quarter 1 2004/05 Income Statement

£m		IAS 19	IAS 18	IAS 16	IFRS 2	IAS 21	IFRS 3	IFRS 5	IAS 28	IFRS 1	IAS 12

	UK GAAP	(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)	IFRS
TOTAL TRAFFIC REVENUE
- Passenger	1,625	-	-	-	-	-	-	-	-	-	-	1,625
- Cargo	118	-	-	-	-	-	-	-	-	-	-	118

OTHER REVENUE	182	-	(23)	-	-	-	-	-	-	-	-	159

TOTAL TURNOVER	1,925	-	(23)	-	-	-	-	-	-	-	-	1,902

Employee costs	551	(12)	-	-	2	-	-	-	-	-	-	541
Depreciation and amortisation	165	-	-	11	-	3	(1)	-	-	-	-	178
Aircraft Leasing	26	-	-	-	-	-	-	-	-	-	-	26
Fuel Cost	258	-	-	-	-	-	-	-	-	-	-	258
Fuel Derivative Gains / (Losses)	-	-	-	-	-	-	-	-	-	-	-	-
Engineering and other aircraft costs	112	-	-	(16)	-	-	-	-	-	-	-	96
Landing Fees and en route charges	141	-	-	-	-	-	-	-	-	-	-	141
Handling charges, catering and other operating costs	233	-	-	-	-	-	-	-	-	-	-	233
Selling costs	133	-	5	-	-	-	-	-	-	-	-	138
Currency differences		-	-	-	-	(4)	-	-	-	-	-	(4)
Accommodation and ground equipment	156	-	-	-	-	10	-	-	-	-	-	166

TOTAL OPERATING EXPENDITURE	1,775	(12)	5	(5)	2	9	(1)	-	-	-	-	1,773

Interest expense	(66)	-	-	-	-	-	-	-	-	-	-	(66)
Interest income	18											18
Other financing income and charges	-	(11)	-	-	-	-	-	-	-	-	-	(11)
Retranslation credits and charges on borrowings	23	-	-	-	-	(11)	-	-	-	-	-	12
Share of Profit of Associates	(4)	-	-	-	-	-	-	-	-	-	-	(4)
Profit or Loss on Disposal	(6)	-	-	-	-	-	-	3	-	-	-	(3)
Income and charges relating to fixed asset investments	-	-	-	-	-	-	-	-	-	-	-	-

PROFIT BEFORE TAX	115	1	(28)	5	(2)	(20)	1	3	-	-	-	75

Taxation	(42)	-	8	(2)	1	4	-	(1)	-	-	-	(32)

PROFIT FOR THE PERIOD	73	1	(20)	3	(1)	(16)	1	2	-	-	-	43

Attributable to shareholders	70	1	(20)	3	(1)	(16)	1	2	-	-	-	40
Attributable to minority interests	3	-	-	-	-	-	-	-	-	-	-	3

Memo
OPERATING PROFIT	150	12	(28)	5	(2)	(9)	1	-	-	-	-	129

Operating Margin	7.8%											6.8%

EPS (basic)	6.5											3.7
EPS (diluted)	6.4											3.7

Appendix 3

Quarter 2 2004/05 Income Statement

£m		IAS 19	IAS 18	IAS 16	IFRS 2	IAS 21	IFRS 3	IFRS 5	IAS 28	IFRS 1	IAS 12

	UK GAAP	(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)	IFRS
TOTAL TRAFFIC REVENUE
- Passenger	1,705	-	-	-	-	-	-	-	-	-	-	1,705
- Cargo	118	-	-	-	-	-	-	-	-	-	-	118

OTHER REVENUE	203	-	12	-	-	-	-	-	-	-	-	215

TOTAL TURNOVER	2,026	-	12	-	-	-	-	-	-	-	-	2,038

Employee costs	561	(13)	-	-	2	-	-	-	-	-	-	550
Depreciation and amortisation	168	-	-	11	-	3	(1)	-	-	-	-	181
Aircraft Leasing	27	-	-	-	-	-	-	-	-	-	-	27
Fuel Cost	271	-	-	-	-	-	-	-	-	-	-	271
Fuel Derivative Gains / (Losses)	-	-	-	-	-	-	-	-	-	-	-	-
Engineering and other aircraft costs	118	-	-	(3)	-	-	-	-	-	-	-	115
Landing Fees and en route charges	145	-	-	-	-	-	-	-	-	-	-	145
Handling charges, catering and other operating costs	238	-	(1)	-	-	-	-	-	-	-	-	237
Selling costs	126	-	9	-	-	-	-	-	-	-	-	135
Currency differences	-	-	-	-	-	(8)	-	-	-	-	-	(8)
Accommodation and ground equipment	132	-	-	-	-	8	-	-	-	-	-	140

TOTAL OPERATING EXPENDITURE	1,786	(13)	8	8	2	3	(1)	-	-	-	-	1,793

Interest expense	(73)	-	-	-	-	-	-	-	5	-	-	(68)
Interest income	22	-	-	-	-	-	-	-	-	-	-	22
Other financing income and charges	-	(11)	-	-	-	-	-	-	-	-	-	(11)
Retranslation credits and charges on borrowings	4	-	-	-	-	(5)	-	-	-	-	-	(1)
Share of Profit of Associates	34	-	-	-	-	-	-	-	(13)	-	-	21
Profit or Loss on Disposal	(8)	-	-	-	-	-	-	-	(5)	97	-	84
Income and charges relating to fixed asset investments	1	-	-	-	-	-	-	-	-	-	-	1

PROFIT BEFORE TAX	220	2	4	(8)	(2)	(8)	1	-	(13)	97	-	293

Taxation	(93)	(1)	(1)	2	-	1	-	-	11	-	13	(68)

PROFIT FOR THE PERIOD	127	1	3	(6)	(2)	(7)	1	-	(2)	97	13	225

Attributable to shareholders	123	1	3	(6)	(2)	(7)	1	-	(2)	97	13	221
Attributable to minority interests	4	-	-	-	-	-	-	-	-	-	-	4

Memo
OPERATING PROFIT	240	13	4	(8)	(2)	(3)	1	-	-	-	-	245

Operating Margin	11.8%											12.0%

EPS (basic)	11.5											20.6
EPS (diluted)	11.2											19.9

Appendix 3

Quarter 3 2004/05 Income Statement

£m		IAS 19	IAS 18	IAS 16	IFRS 2	IAS 21	IFRS 3	IFRS 5	IAS 28	IFRS 1	IAS 12

	UK GAAP	(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)	IFRS
TOTAL TRAFFIC REVENUE
- Passenger	1,613	-	-	-	-	-	-	-	-	-	-	1,613
- Cargo	134	-	-	-	-	-	-	-	-	-	-	134

OTHER REVENUE	226	-	(16)	-	-	-	-	-	-	-	-	210

TOTAL TURNOVER	1,973	-	(16)	-	-	-	-	-	-	-	-	1,957

Employee costs	553	(23)	-	-	2	-	-	-	-	-	-	532
Depreciation and amortisation	167	-	-	11	-	5	(1)	1	-	-	-	183
Aircraft Leasing	28	-	-	-	-	-	-	-	-	-	-	28
Fuel Cost	330	-	-	-	-	-	-	-	-	-	-	330
Fuel Derivative Gains / (Losses)	-	-	-	-	-	-	-	-	-	-	-	-
Engineering and other aircraft costs	123	-	-	(25)	-	-	-	-	-	-	-	98
Landing Fees and en route charges	140	-	-	-	-	-	-	-	-	-	-	140
Handling charges, catering and other operating costs	232	-	(1)	-	-	-	-	-	-	-	-	231
Selling costs	115	-	(13)	-	-	-	-	-	-	-	-	102
Currency differences	-	3	-	-	-	25	-	-	-	-	-	28
Accommodation and ground equipment	175	-	-	-	-	(26)	-	-	-	-	-	149

TOTAL OPERATING EXPENDITURE	1,863	(20)	(14)	(14)	2	4	(1)	1	-	-	-	1,821

Interest expense	(58)	-	-	-	-	-	-	-	-	-	-	(58)
Interest income	15	-	-	-	-	-	-	-	-	-	-	15
Other financing income and charges	8	(11)	-	-	-	-	-	-	-	-	-	(3)
Retranslation credits and charges on borrowings	(1)	-	-	-	-	60	-	-	-	-	-	59
Share of Profit of Associates	-	-	-	-	-	-	1	-	-	-	-	1
Profit or Loss on Disposal	1	-	-	-	-	-	-	-	-	-	-	1
Income and charges relating to fixed asset investments	-	-	-	-	-	-	-	-	-	-	-	-

PROFIT BEFORE TAX	75	9	(2)	14	(2)	56	2	(1)	-	-	-	151

Taxation	(23)	(3)	1	(4)	1	(4)	-	-	-	-	(1)	(33)

PROFIT FOR THE PERIOD	52	6	(1)	10	(1)	52	2	(1)	-	-	(1)	118

Attributable to shareholders	49	6	(1)	10	(1)	52	2	(1)	-	-	(1)	115
Attributable to minority interests	3	-	-	-	-	-	-	-	-	-	-	3

Memo
OPERATING PROFIT	110	20	(2)	14	(2)	(4)	1	(1)	-	-	-	136

Operating Margin	5.6%											6.9%

EPS (basic)	4.6											10.7
EPS (diluted)	4.6											10.4

Appendix 3

Quarter 4 2004/05 Income Statement

£m		IAS 19	IAS 18	IAS 16	IFRS 2	IAS 21	IFRS 3	IFRS 5	IAS 28	IFRS 1	IAS 12

	UK GAAP	(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)	IFRS
TOTAL TRAFFIC REVENUE
- Passenger	1,557	-	-	-	-	-	-	-	-	-	-	1,557
- Cargo	112	-	-	-	-	-	-	-	-	-	-	112

OTHER REVENUE	220	-	(14)	-	-	-	-	-	-	-	-	206

TOTAL TURNOVER	1,889	-	(14)	-	-	-	-	-	-	-	-	1,875

Employee costs	608	2	-	-	2	-	-	-	-	-	-	612
Depreciation and amortisation	187	-	-	10	-	2	(1)	(1)	-	-	-	197
Aircraft Leasing	25	-	-	-	-	-	-	-	-	-	-	25
Fuel Cost	269	-	-	-	-	-	-	-	-	-	-	269
Fuel Derivative Gains / (Losses)	-	-	-	-	-	-	-	-	-	-	-	-
Engineering and other aircraft costs	149	-	-	(26)	-	-	-	-	-	-	-	123
Landing Fees and en route charges	130	-	-	-	-	-	-	-	-	-	-	130
Handling charges, catering and other operating costs	227	-	(10)	-	-	-	-	-	-	-	-	217
Selling costs	114	-	1	-	-	-	-	-	-	-	-	115
Currency differences	-	(1)	-	-	-	-	-	-	-	-	-	(1)
Accommodation and ground equipment	140	-	-	-	-	2	-	-	-	-	-	142

TOTAL OPERATING EXPENDITURE	1,849	1	(9)	(16)	2	4	(1)	(1)	-	-	-	1,829

Interest expense	(70)	-	-	-	-	-	-	-	3	-	-	(67)
Interest income	22	-	-	-	-	-	-	-	-	-	-	22
Other financing income and charges	6	4	-	-	-	-	-	-	-	-	-	10
Retranslation credits and charges on borrowings	7	-	-	-	-	(21)	-	-	-	-	-	(14)
Share of Profit of Associates	11	-	-	-	-	-	-	-	(5)	-	-	6
Profit or Loss on Disposal	(13)	-	-	1	-	-	-	-	1	-	-	(11)
Income and charges relating to fixed asset investments	2	-	-	-	-	-	-	-	-	-	-	2

PROFIT BEFORE TAX	5	3	(5)	17	(2)	(25)	1	1	(1)	-	-	(6)

Taxation	9	(1)	1	(5)	-	3	-	-	3	-	2	12

PROFIT FOR THE PERIOD	14	2	(4)	12	(2)	(22)	1	1	2	-	2	6

Attributable to shareholders	9	2	(4)	12	(2)	(22)	1	1	2	-	2	1
Attributable to minority interests	5	-	-	-	-	-	-	-	-	-	-	5

Memo
OPERATING PROFIT	40	(1)	(5)	16	(2)	(4)	1	1	-	-	-	46

Operating Margin	2.1%											2.5%

EPS (basic)	0.9											0.1
EPS (diluted)	0.9											0.3

Appendix 3

2004/05 Income Statement

£m		IAS 19	IAS 18	IAS 16	IFRS 2	IAS 21	IFRS 3	IFRS 5	IAS 28	IFRS 1	IAS 12

	UK GAAP	(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)	IFRS
TOTAL TRAFFIC REVENUE
- Passenger	6,500	-	-	-	-	-	-	-	-	-	-	6,500
- Cargo	482	-	-	-	-	-	-	-	-	-	-	482

OTHER REVENUE	831	-	(41)	-	-	-	-	-	-	-	-	790

TOTAL TURNOVER	7,813	-	(41)	-	-	-	-	-	-	-	-	7,772

Employee costs	2,273	(46)	-	-	8	-	-	-	-	-	-	2,235
Depreciation and amortisation	687	-	-	43	-	13	(4)	-	-	-	-	739
Aircraft Leasing	106	-	-	-	-	-	-	-	-	-	-	106
Fuel Cost	1,128	-	-	-	-	-	-	-	-	-	-	1,128
Fuel Derivatives Gains/Losses	-
Engineering and other aircraft costs	502	-	-	(70)	-	-	-	-	-	-	-	432
Landing Fees and en route charges	556	-	-	-	-	-	-	-	-	-	-	556
Handling charges, catering and other operating costs	930	-	(12)	-	-	-	-	-	-	-	-	918
Selling costs	488	-	2	-	-	-	-	-	-	-	-	490
Currency differences	-	2	-	-	-	13	-	-	-	-	-	15
Accommodation and ground equipment	603	-	-	-	-	(6)	-	-	-	-	-	597

TOTAL OPERATING EXPENDITURE	7,273	(44)	(10)	(27)	8	20	(4)	-	-	-	-	7,216

Interest expense	(267)	-	-	-	-	-	-	-	8	-	-	(259)
Interest income	77	-	-	-	-	-	-	-	-	-	-	77
Other financing income and charges	14	(29)	-	-	-	-	-	-	-	-	-	(15)
Retranslation credits and charges on borrowings	33	-	-	-	-	23	-	-	-	-	-	56
Share of Profit of Associates	41	-	-	-	-	-	1	-	(18)	-	-	24
Profit or Loss on Disposal	(26)	-	-	1	-	-	-	3	(4)	97	-	71
Income and charges relating to fixed asset investments	3	-	-	-	-	-	-	-	-	-	-	3

PROFIT BEFORE TAX	415	15	(31)	28	(8)	3	5	3	(14)	97	-	513

Taxation	(149)	(5)	9	(9)	2	4	-	(1)	14	-	14	(121)

PROFIT FOR THE PERIOD	266	10	(22)	19	(6)	7	5	2	-	97	14	392

Attributable to shareholders	251	10	(22)	19	(6)	7	5	2	-	97	14	377
Attributable to minority interests	15	-	-	-	-	-	-	-	-	-	-	15

Memo
OPERATING PROFIT	540	44	(31)	27	(8)	(20)	4	-	-	-	-	556

Operating Margin	6.9%											7.2%

EPS (basic)	23.4											35.2
EPS (diluted)	23.0											34.1

Appendix 4

Ernst & Young Audit Report

Independent Auditors' Report to British Airways Plc on the preliminary IFRS Financial Statements for the year ended 31 March 2005

We have audited the accompanying preliminary International Financial Reporting Standards ("IFRS") financial statements of British Airways Plc for the year ended 31 March 2005 which comprise the opening IFRS Balance Sheet as at 1 April 2004, the income statement for the year ended 31 March 2005 and the Balance Sheet as at 31 March 2005, together with the related accounting policies note set out in appendix 2.

This report is made solely to the Company in accordance with our engagement letter dated 20 June 2005. Our audit work has been undertaken so that we might state to the Company those matters we are required to state to them in an auditors' report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility or liability to anyone other than the Company for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of directors and auditors

These preliminary IFRS financial statements are the responsibility of the Company's directors and have been prepared as part of the Company's conversion to IFRS. They have been prepared in accordance with the basis set out in appendix 1, which describes how IFRS have been applied under IFRS 1, including the assumptions management has made about the standards and interpretations expected to be effective, and the policies expected to be adopted, when management prepares its first complete set of IFRS financial statements as at 31 March 2006.

Our responsibility is to express an independent opinion on the preliminary IFRS financial statements based on our audit. We read the other information accompanying the preliminary IFRS financial statements and consider whether it is consistent with the preliminary IFRS financial statements. This other information comprises the description of significant changes in accounting polices in appendix 2. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the preliminary IFRS financial statements. Our responsibilities do not extend to any other information.

Basis of audit opinion

We conducted our audit in accordance with United Kingdom Auditing Standards issued by the Auditing Practices Board. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the preliminary IFRS financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the preliminary IFRS financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the preliminary IFRS financial statements. We believe that our audit provides a reasonable basis for our opinion.

Emphasis of matter

Without qualifying our opinion, we draw attention to the fact that appendix 1 explains why there is a possibility that the preliminary IFRS financial statements may require adjustment before constituting the final IFRS financial statements. Moreover, we draw attention to the fact that, under IFRSs only a complete set of financial statements with comparative financial information and explanatory notes can provide a fair presentation of the Company's financial position, results of operations and cash flows in accordance with IFRSs.

Opinion

In our opinion, the preliminary IFRS financial statements for the year ended 31 March 2005 have been prepared, in all material respects, in accordance with the basis set out in appendix 1, which describes how IFRS have been applied under IFRS 1, including the assumptions management has made about the standards and interpretations expected to be effective, and the policies expected to be adopted, when management prepares its first complete set of IFRS financial statements as at 31 March 2006.

Ernst & Young LLP

Registered Auditor

London

Independent review report to British Airways plc on the preliminary IFRS financial information for the 3 months ended 30 June 2004, 30 September 2004, 31 December 2004 and 31 March 2005

Introduction

We have reviewed the preliminary International Financial reporting Standards ("IFRS") consolidated financial information of British Airways Plc ("the Company") and its subsidiaries (together, "the Group") for the 3 months ended 30 June 2004, 30 September 2004, 31 December 2004 and 31 March 2005 which comprises the consolidated balance sheet and the consolidated income statement.

This report is made solely to the Company in accordance with guidance contained in Bulletin 1999/4 'Review of interim financial information' issued by the Auditing Practices Board. To the fullest extent permitted by the law, we do not accept or assume responsibility to anyone other than the Company for our work, for this report, or for the conclusions we have formed.

Directors' responsibilities

The preliminary IFRS financial information is the responsibility of the Company's directors and has been prepared as part of the Company's conversion to IFRS. It has been prepared in accordance with the basis of preparation set out in the accounting policies note, which describes how IFRS has been applied under IFRS 1, including the assumptions management has made about the standards and interpretations expected to be effective, and the policies expected to be adopted, when management prepares its first complete set of IFRS financial statements as at 31 March 2006.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4 'Review of interim financial information' issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of Group management and applying analytical procedures to the financial information and underlying financial data, and based thereon, assessing whether the accounting policies and presentation have been consistently applied, unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with United Kingdom Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly we do not express an opinion on the preliminary IFRS financial information.

Emphasis of matter

Without modifying our review conclusion, we draw attention to the fact that the accounting policies note explains why there is a possibility that the preliminary IFRS financial information may require adjustment before constituting the final IFRS financial statements. Moreover, we draw attention to the fact that, under IFRSs only a complete set of financial statements with comparative financial information and explanatory notes can provide a fair presentation of the Company's financial position, results of operations and cash flows in accordance with IFRSs.

Review Conclusion

On the basis of our review we are not aware of any material modifications that should be made to the preliminary IFRS financial information as presented for the 3 months ended 30 June 2004, 30 September 2004, 31 December 2004 and 31 March 2005.

Ernst & Young LLP

Registered Auditor

London